securities and exchange commission
Washington, D.C. 20549
__________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER
THE TRUST INDENTURE ACT OF 1939 OF A
CORPORATION DESIGNATED TO ACT AS TRUSTEE
[X] Check if an Application to Determine Eligibility of
a Trustee Pursuant to Section 305(b)(2)
_______________________________________________________

UNION BANK, NATIONAL ASSOCIATION
(Exact name of Trustee as specified in its charter)

94-0304228
I.R.S. Employer Identification No.

400 California Street San Francisco, California	94104
(Address of principal executive offices)	(Zip Code)

General Counsel
Union Bank of California, National Association
400 California Street
Corporate Trust - 12th Floor
San Francisco, CA  94104
(415) 765-2945
(Name, address and telephone number of agent for service)

WORLD FINANCIAL NETWORK CREDIT CARD MASTER NOTE TRUST
(Issuing Entity in respect of the Notes)
(Exact name as specified in its Charter))

WORLD FINANCIAL NETWORK CREDIT CARD MASTER TRUST
(Issuing Entity in respect of the Collateral Certificate)
(Exact name as specified in its Charter))

WFN CREDIT COMPANY, LLC
(Depositor)
(Exact name as specified in its Charter))
Delaware	31-1772814
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Righter Parkway, Suite 100 Wilmington, Delaware	19803
(Address of Principal Executive Offices)	(Zip Code)

Asset Backed Notes
(Title of the indenture securities)

FORM T-1

Item 1.	GENERAL INFORMATION. Furnish the following information as to the Trustee.

a)	Name and address of each examining or supervising authority to which it is subject.
Office of the Comptroller of the Currency
Washington, D.C. 20219

b)	Whether it is authorized to exercise corporate trust powers.
Trustee is authorized to exercise corporate trust powers.

Item 2.	AFFILIATIONS WITH OBLIGOR. If the obligor is an affiliate of the Trustee, describe each such affiliation.
None

Items 3-15	Items 3-15 are not applicable because, to the best of the Trustee's knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee.

Item 16.	LIST OF EXHIBITS: List below all exhibits filed as a part of this statement of eligibility and qualification.

1.  A copy of the Articles of Association of the Trustee.*

2.  A copy of the certificate of authority of the Trustee to commence business.*

3.  A copy of the certificate of authority of the Trustee to exercise corporate trust powers.*

4.  A copy of the existing bylaws of the Trustee.*

5.  Not applicable.

6.  The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939.

7.  A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

8.  Not Applicable

9.  Not Applicable

* Incorporated by reference to exhibit of the same number to the trustee’s Form T-1 filed as Exhibit 25.1 to Form S-3 Registration No. 333-165578.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, as amended, the Trustee, Union Bank, National Association, a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility and qualification to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of New York, State of New York on the 26th day of June, 2012.

Union Bank, National Association

By:	/s/ Eva Aryeetey
Name:	Eva Aryeetey
Title:	Vice President

EXHIBIT 6

CONSENT OF THE TRUSTEE
REQUIRED BY SECTION 321(b) OF THE ACT

June 26, 2012

Securities and Exchange Commission
Washington, D.C.  20549

Ladies and Gentlemen:

In connection with the issuance of asset-backed notes of World Financial Network Credit Card Master Note Trust, the undersigned, in accordance with Section 321(b) of the Trust Indenture Act of 1939, as amended, hereby consents that reports of examinations of the undersigned by federal, state, territorial, or district authorities authorized to make such examinations may be furnished by such authorities to the Securities and Exchange Commission upon request therefor.

Sincerely,

Union Bank, National Association

By:     /s/ Eva Aryeetey
       Name:  Eva Aryeetey
       Title:  Vice President

EXHIBIT 7

CONSOLIDATED REPORT OF CONDITION OF

Union Bank, N.A

of Los Angeles in the State of California, at the close of business March 31, 2012 published in response to call made by the Comptroller of the Currency, under Title 12, United States Code, Section 161. Charter 21541

BALANCE SHEET
Dollar Amounts
In Thousands
ASSETS

Cash and balances due from depository institutions:
Non interest bearing balances and currency and coin	$1,294,696
Interest bearing balances	$3,332,206
Securities:
Held to maturity securities	$2,065,863
Available for sale securities	$23,319,868
Federal funds sold and securities purchased under agreements to resell:
Federal funds sold in domestic offices	$-
Securities purchased under agreements to resell	$7,633
Loans and lease financing receivables:
Loans and leases held for sale	$42,467
Loans and leases, net of unearned income	$53,414,990
LESS: Allowance for loan and lease losses	$686,730
Loans and leases, net of unearned income and allowance	$52,728,260
Trading assets	$1,177,275
Premises and fixed assets	$662,918
Other real estate owned	$126,302
Investments in unconsolidated subsidiaries and associated companies	$530,105
Direct and indirect investments in real estate ventures	$-
Intangible assets:
Goodwill	$2,455,676
Other intangible assets	$340,965
Other assets	$3,491,450
Total assets	$91,575,684

EXHIBIT 7

LIABILITIES

Deposits:
In domestic offices	$64,591,944
Noninterest bearing	$21,091,430
Interest bearing	$43,500,514
In foreign offices, Edge and Agreement subsidiaries, and IBFs	$1,376,757
Noninterest bearing	$-
Interest bearing	$1,376,757
Federal funds purchased and securities sold under agreements to repurchase:
Federal funds purchased in domestic offices	$1,431,500
Securities sold under agreements to repurchase	$5,647
Trading liabilities	$922,621
Other borrowed money	$9,612,951
Subordinated notes and debentures	$737,101
Other liabilities	$1,927,024
Total liabilities	$80,605,545

EQUITY CAPITAL

Perpetual preferred stock and related surplus	$-
Common stock	$604,577
Surplus	$6,609,474
Retained earnings	$4,243,482
Accumulated other comprehensive income	$(747,983)
Other equity capital components	$-
Noncontrolling (minority) interests in consolidated subsidiaries	$260,589
Total bank equity capital	$10,709,550
Total equity capital	$10,970,139
Total liabilities, minority interest, and equity capital	$91,575,684